UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

West Marine, Inc.
(Exact name of the registrant as specified in its charter)

Delaware                  0-22512          77-0355502
(State of incorporation)            (Commission File Number)         (IRS Employer Identification No.)

500 Westridge Drive, Watsonville, CA             95076-4100
(Address of principal executive offices)             (Zip code)

Pam Fields
Sr. Vice President & General Counsel
(831) 728-2700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from
January 1 to December 31, 2015.

Section 1.     Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, West Marine, Inc. (the “Company”) is filing with this Form SD a Conflict Minerals Report, which is attached hereto as Exhibit 1.01 and incorporated herein by reference.

A copy of this Specialized Disclosure Report (“Form SD”) and the attached Conflict Minerals Report are also located on West Marine’s website at  www.westmarine.com.

Item 1.02.    Exhibit

West Marine Inc. has filed, as an exhibit to this Form SD, the Conflict Minerals Report for the year ended December 31, 2015 as required by Item 1.01 and 1.02 of this Form.

Section 2.    Exhibits

Item 2.01    Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WEST MARINE, INC.

By: /s/ Matthew L. Hyde
Matthew L. Hyde
Chief Executive Officer

May 31, 2016